SEC FILE NO. 70-8141





                          SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C. 20549
















                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS















                             METROPOLITAN EDISON COMPANY
                            PENNSYLVANIA ELECTRIC COMPANY
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                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          ----------------------------------------
                    In The Matter of              )
                                                  )
               METROPOLITAN EDISON COMPANY        )    Certificate
                                                  )    Pursuant to
              PENNSYLVANIA ELECTRIC COMPANY       )    Rule 24 of Partial
                  SEC File No. 70-8141            )    Completion of
                                                  )    Transactions
                 (Public Utility Holding          )
                   Company Act of 1935)           )
          ----------------------------------------


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The undersigned, Metropolitan Edison Company ("Met-Ed")

          and  Pennsylvania Electric  Company  ("Penelec"), hereby  certify pursuant to Rule 24 of the Rules and Regulations under the Public

          Utility Holding Company Act  of 1935 (the "Act") that  certain of the transactions  proposed in  the Declaration  on  Form U-1,  as amended, filed in SEC File No.  70-8141, have been carried out in accordance  with the  Commission's  Order, dated  April 14,  1993

          (HCAR  No.  35-25793)  (the  "Order") with  respect  thereto,  as follows:

                    1.   To  secure its obligation to Utilities Mutual Life

          Insurance  Company ("Insurer")  to pay  a deductible  and certain expenses  under its  Worker's  Compensation  and Employee's  Life

          Insurance Policy, on March 31, 1997 Met-Ed  furnished the Insurer with a letter  of credit in the amount of  $706,000 issued by the

          Fuji Bank, Limited  ("Fuji") and expiring  December 31, 1998.  In connection therewith, Met-Ed entered into an Uncommitted Stand-By

          Letter of  Credit and  Reimbursement Agreement  and a  Fee Letter

          with Fuji providing,  among other  things, for the  payment of  a letter of  credit fee of .2750%  per annum on the  face amount of
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          the letter of credit and obligating Met-Ed to repay the amount of any drawings thereunder together with  interest thereon at a rate not exceeding Fuji's prime rate  as then in effect plus 0.5%  per annum.

                    2.   To secure its obligation to  the Insurer to pay  a

          deductible and certain  expenses under its  Worker's Compensation and Employee's Life Insurance  Policy, on March 31,  1997 Penelec

          furnished the  Insurer with a letter  of credit in the  amount of

          $2,725,000 issued by Fuji  and expiring on December 31,  1998. In connection therewith, Penelec entered into  an Uncommitted Stand-

          By  Letter of Credit and Reimbursement Agreement and a Fee Letter

          with Fuji providing,  among other  things, for the  payment of  a letter of  credit fee of .2750%  per annum on the  face amount of the letter of credit  and obligating Penelec to repay  the amount of any  drawings thereunder together with interest thereon at the rate not exceeding Fuji s prime rate  as then in effect plus 0.5%

          per annum.

                    3.   The following exhibits are filed herewith:

                    A-1     - Letter  of  Credit   dated  March  31,   1997
                              furnished by Met-Ed.

                    A-2     - Reimbursement  Agreement  between Met-Ed  and
                              Fuji, dated March 31, 1997.

                    A-3     - Letter  of  Credit   dated  March  31,   1997
                              furnished by Penelec.

                    A-4     - Reimbursement  Agreement between  Penelec and
                              Fuji, dated March 31, 1997.
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                                      SIGNATURE


                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY



                                   By:   /s/T. G. Howson

                                        Name:   T. G. Howson
                                        Title:  Vice President & Treasurer


          Date:     April 14, 1997

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